Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

July 17, 2015

VIA EDGAR TRANSMISSION

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Gores Holdings, Inc.

Draft Registration Statement on Form S-1

CIK No. 0001644406

Dear Mr. Spirgel:

On behalf of our client, Gores Holdings, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 14, 2015, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001644406) confidentially submitted with the Commission on June 17, 2015. We are concurrently submitting via EDGAR the Company’s initial filing of the registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the version confidentially submitted on June 17, 2015.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement.

General

1.	Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation. We must review these documents before the registration statement is declared effective and we may have additional comments.

The Company has included certain of the exhibits with the Registration Statement, including the amended and restated certificate of incorporation, and will file all remaining exhibits with subsequent filings. The Company acknowledges that the Staff will need adequate time to review these documents before effectiveness.

Larry Spirgel

Securities and Exchange Commission

July 17, 2015

2.	As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no objections.

Prior to effectiveness, the Company will provide the Staff with a copy of the letter from FINRA or arrange to have FINRA call the Staff informing the Staff that FINRA has completed its review of the underwriter arrangements for the offering and has no objections.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it is providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

Prospectus Summary

General, page 1

4.	Please revise to include more prominent disclosure cautioning potential investors against relying on the record of The Gores Group performance as indicative of the current registrant’s future performance. In addition, distinguish between the involvement of The Gores Group with its acquisitions and the likelihood that The Gores Group, Alec Gores or the registrant’s management team will be involved in the target company acquired by the registrant on a post-acquisition basis. Lastly, disclose that none of your officers or directors has experience with any blank check companies or special purpose acquisition corporations in the past.

The Company has revised the disclosure on pages 3, 77 and 78 in response to the Staff’s comment.

Larry Spirgel

Securities and Exchange Commission

July 17, 2015

Manner of conducting redemptions, page 18

5.	We note that you will proceed with a business combination only if “a majority of the outstanding shares of common stock voted are voted in favor of the business combination.” Please clearly disclose how this could make it more likely a merger would be approved, especially if you only furnish proxy materials 10 days prior to a meeting. Also disclose what the quorum requirement will be for this vote and whether the votes of the initial shareholders will count toward satisfying that requirement.

The Company has revised the disclosure on pages 20, 87, 88, 100 and 122 in response to the Staff’s comment.

Summary Financial Data, page 28

6.	Please remove the “As Adjusted” financial information from your summary financial data pursuant to Item 301 of Regulation S-K.

The Company has revised the disclosure on page 28 in response to the Staff’s comment.

Dilution, page 66

7.	It appears that your net tangible book value includes deferred issuance costs of $104,205 (page F-3). Please revise to exclude this asset from your net tangible book value.

The Company has revised the disclosure on pages 66 and 67 in response to the Staff’s comment.

Sourcing of Potential Business Combination Targets, page 80

8.	You state that if an officer and director has existing fiduciary or contractual obligations to another entity with respect to business combination opportunities they may need to present that opportunity to the other entity. Please revise to clarify the number of different entities to which your officers and directors have existing fiduciary or contractual obligations and whether situations could arise in which business opportunities may be given to various other entities ahead of the company.

The Company has revised the disclosure on page 81 in response to the Staff’s comment.

Signatures

9.	Please have the required officers and directors sign the registration statement in the next submission.

Larry Spirgel

Securities and Exchange Commission

July 17, 2015

The required officers and directors of the Company have signed the Registration Statement.

*    *    *    *    *

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Mark Stone

Chief Executive Officer

Gores Holdings, Inc.

Christie Wong, Staff Accountant

Dean Suehiro, Staff Accountant

Kathleen Krebs, Staff Attorney

Emily Drazan, Staff Attorney

Securities and Exchange Commission

Gregg Noel, Esq.

Michael Mies, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

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